Exhibit (a)(5)(J)

Monday 30 July, 2012, London UK – LSE Announcement

GSK announces acquisition of 79% of Human Genome Sciences shares; commences subsequent offering period

GlaxoSmithKline plc (LSE: GSK) today announced the results of its initial tender offer for all outstanding shares of Human Genome Sciences (NASDAQ: HGSI) for US$14.25 per share in cash, valuing HGS at approximately US$3.6 billion on an equity basis, or approximately US$3 billion net of cash and debt.

The initial tender offer expired at midnight, New York City time, on 27 July 2012. The depositary for the tender offer has advised GSK that as of such time, approximately 158,607,627 shares had been validly tendered and not withdrawn, representing, together with shares beneficially owned by GSK, a total of approximately 79% of HGS’ outstanding shares. An additional 9,155,762 shares were tendered subject to guaranteed delivery procedures, which represent approximately 4% of HGS’ outstanding shares. All shares validly tendered and not withdrawn were accepted for payment.

GSK will provide a subsequent offering period for 4 business days commencing immediately for all remaining shares of HGS common stock to permit HGS stockholders who have not yet tendered their shares the opportunity to do so. This subsequent offering period will expire at 5:00 p.m., New York City time, on 2 August 2012. The same US$14.25 per share in cash offered during the initial offering period will be paid to holders of HGS common stock who tender their shares during the subsequent offering period. During the subsequent offering period, tendering stockholders will not have withdrawal rights.

Pursuant to the terms of the merger agreement, HGS granted to a wholly-owned subsidiary of GSK a top-up option to purchase from HGS the number of newly-issued shares of HGS common stock necessary for GSK to own at least 90% of the outstanding shares. GSK would be entitled to exercise and plans to exercise the top-up option if, following expiration of the subsequent offering period, GSK owns more than approximately 83% but less than 90% of the issued and outstanding shares.

Pursuant to the terms of the merger agreement, GSK is obligated to effectuate a merger of its wholly-owned subsidiary with and into HGS. At the effectiveness of the merger, each remaining share of HGS common stock not tendered (other than shares as to which holders properly exercise appraisal rights) is to be converted into the right to receive US$14.25 in cash, without interest and less any required withholding taxes. As a result of the merger, HGS common stock will cease to be traded on NASDAQ. If GSK owns at least 90% of the outstanding shares of HGS common stock following the subsequent offering period and, if necessary, the exercise of the top-up option, GSK expects to consummate a short-form merger with HGS.

Lazard and Morgan Stanley are acting as financial advisors to GSK, and Cleary Gottlieb Steen & Hamilton and Wachtell, Lipton, Rosen & Katz are providing legal advice to GSK.

GlaxoSmithKline – one of the world’s leading research-based pharmaceutical and healthcare companies – is committed to improving the quality of human life by enabling people to do more, feel better and live longer. For further information please visit www.gsk.com.

GlaxoSmithKline Enquiries:

UK Media enquiries:	David Mawdsley	+44 (0) 20 8047 5502	(London)
	Stephen Rea	+44 (0) 20 8047 5502	(London)

Analyst/Investor enquiries:	Sally Ferguson	+44 (0) 20 8047 5543	(London)
	Tom Curry	+ 1 215 751 5419	(Philadelphia)
	Gary Davies	+ 44 (0) 20 8047 5503	(London)
	James Dodwell	+ 44 (0) 20 8047 2406	(London)
	Jeff McLaughlin	+ 1 215 751 7002	(Philadelphia)
	Ziba Shamsi	+ 44 (0) 20 8047 3289	(London)

Sard Verbinnen & Co:

US Media enquiries	George Sard	+1 212 687 8080	(New York)
	Andrew Cole	+1 212 687 8080	(New York)
	Michael Henson	+1 212 687 8080	(New York)

Cautionary statement regarding forward-looking statements

This communication contains forward-looking statements. GSK cautions readers that any forward-looking statements made by GSK, including those made in this communication, are subject to risks and uncertainties that may cause actual results to differ materially from those contained in the forward-looking statements. Such forward-looking statements include, but are not limited to, statements about the benefits of a business combination transaction involving GSK and HGS, including future financial and operating results, GSK’s plans, objectives, expectations (financial or otherwise) and intentions relating to the business combination and other statements that are not historical facts. Factors that may affect GSK’s operations are described under ‘Risk factors’ in the ‘Financial review & risk’ section in GSK’s Annual Report 2011 included as exhibit 15.2 to GSK’s Annual Report on Form 20-F for 2011.

This announcement is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell HGS common stock. The solicitation and offer to buy HGS common stock, commenced by GlaxoSmithKline plc through its wholly owned subsidiary, H. Acquisition Corp., have been made pursuant to an offer to purchase and related materials, filed on Schedule TO with the U.S. Securities and Exchange Commission (SEC), as amended and as will be further amended from time to time. In response to the offer, HGS has filed a solicitation/recommendation statement on Schedule 14D-9 with the SEC, as amended and as will be further amended from time to time. Investors and securityholders are urged to read these materials carefully since they contain important information, including the terms and conditions of the offer. Investors and security holders may obtain free copies of these materials and other documents filed by GSK and HGS with the SEC at the website maintained by the SEC as www.sec.gov. The offer to purchase and related materials may also be obtained for free by contacting the information agent for the tender offer, D.F. King & Co., Inc. at (212) 269-5550 or (800) 848-2998 (toll-free) or by email at HGStender@dfking.com.

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